UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP RECORDS A 50.1% INCREASE IN OPERATING INCOME AND A US$93.9 MILLION NET PROFIT IN THE FIRST QUARTER OF 2018

Santiago, Chile, May 8, 2018 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ending March 31, 2018. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.25 per USD.

Highlights

●	Operating income amounted to US$228.5 million in the first quarter of 2018, 50.1% higher than the same period of 2017. Operating margin increased by 2.2 percentage points year-over-year in the quarter, reaching 8.4%, boosted by unit revenue and capacity increases across all passenger business units (international, Brazil domestic, and Spanish Speaking Countries domestic) as well as cargo.

●	Net income totaled US$93.9 million in the quarter ended in March 2018, US$28.3 million higher than the same period of last year, despite of a foreign exchange gain almost US$35 million lower (US$0.8 million gain in 2018 against US$35.4 million gain in the same quarter of 2017). Moreover, LATAM further reduced its exposure to foreign exchange variations this quarter, which should help lessen bottom line volatility for the remainder of the year.

●	Total revenues rose 10.2% year-over-year in the first quarter of 2018 to US$2,730.5 million, driven by higher traffic and yields across all passenger markets, resulting in a 7.0% year-over-year increase in passenger revenue per available seat kilometers (RASK), together with a 2.9% rise in available seat kilometers (ASK). Cargo unit revenue grew 11.0% year-over-year, boosted by a steady recovery of imports to the region. Available ton kilometers increased by 5.0% year-over-year, resulting in an increase of total cargo revenues of 16.6% compared to the first quarter of 2017.

●	Total operating expenses rose 7.6% year-over-year in the quarter ended in March 2018, mainly due to a 20.6% increase in fuel costs in comparison with the same period of last year. However, costs per ASK excluding fuel increased by only 0.2%. It is worth highlighting that wages and benefits decreased by 2.0% year-over-year in the quarter, reflecting a leaner and more efficient organizational structure.

●	Deleveraging remains one of the Company’s main priorities. Between December 2017 and the end of the first quarter, adjusted net debt was reduced by US$209.7 million since December 2017, thus reaching a leverage ratio – measured as Adjusted Net Debt/EBITDAR – of 4.3x. Furthermore, liquidity reached US$1.9 billion, including cash on hand and US$450 million of an undrawn revolving credit facility[1] (RCF), equivalent to 18.4% of the last twelve month revenues.

●	On May 4th, Moody’s upgraded the Company’s corporate credit rating to Ba3 (from B1), with a ’stable’ outlook, as a result of the LATAM’s ongoing operating margin expansion, debt reduction, and consistent high liquidity levels. In addition, Fitch ratings reaffirmed LATAM’s corporate credit rating at B+ and upgraded its rating outlook to ‘positive’ (from ’stable’); while S&P maintained the LATAM’s corporate credit rating at BB- with a ’stable’ outlook.

1 Subject to borrowing base availability

●	On April 10, 2018, 842 unionized cabin-crew members of Transporte Aereo S.A. –one of the affiliates of LATAM Airlines Group in Chile– went on a strike that affected LATAM’s domestic operations in Chile, as well as some regional flights from Chile to other countries in South America. The Company took all possible measures to mitigate the impact to its passengers, but was obliged to cancel or reprogram approximately 2,000 flights, impacting close to 400,000 passengers, as domestic operations in Chile were reduced by approximately 50%. Since April 26, 2018, Transporte Aereo S.A. gradually started to reestablish its flights, and since May 3, 2018, it is operating under normal conditions, as almost all these cabin-crew members have individually decided to resume their work. As a preliminary estimate, the impact on the Company’s operating result would amount to a loss of about US$25 million.

●	Finally, at the Annual Shareholders Meeting held on April 26, 2018, LATAM’s shareholders approved a dividend distribution for a total of US$46.6 million, equivalent to 30% of 2017 earnings and 124.4% higher than the amount paid in 2017. Said dividend will be payable on Thursday May 17, 2018, to shareholders on record as of May 11, 2018.

MANAGEMENT COMMENTS ON THE FIRST QUARTER 2018

At LATAM, passengers are our main priority, so we are committed to offering a unique travel experience to meet their differing needs. As an example of this, we are seeing a good demand response to our business model for the domestic markets that we launched last year. Not only did we carry 3.6% more passengers this quarter compared to last year’s first quarter, but the highest growth came from the domestic Spanish Speaking Countries markets (+5.5%). In addition, we were able to increase our load factors in these markets by 1.5 percentage points to 83.6%.

Given how important cost efficiencies are in order to be able to provide low fares, we highlight the cost containment of the quarter, which allowed us to increase our operating margin. In the context of increasing fuel prices and additional competition in our markets, the cost initiatives that the Company continues to develop will remain among our highest priorities.

We have also made progress regarding the migration of LATAM Airlines Brazil and LATAM Airlines Paraguay’s Passenger Service System (PSS) —the platform for reservation, inventory and check-in— from Amadeus to Sabre. We expect this system to be fully implemented by May of this year, resulting in a unified reservation platform across the entire airline group and therefore an improved service for our customers, as well as additional cost savings for the Company.

LATAM Airlines Group continues to work in order to offer the best network, value and experience for its customers. In addition to the 30 new routes that the Company launched in 2017, during the first quarter 2018 LATAM inaugurated 11 new routes, including new destinations such as Rome and San José (Costa Rica). For the balance of the year, LATAM already announced new routes and destinations from Sao Paulo, including Boston, Las Vegas and Tel Aviv.

We have received one of the two Airbus A350 that were planned for this year, which will allow us to keep expanding our international network. In addition, since March 2018, LATAM is leasing five additional aircraft to support its international operations and sustain its growth plans, as seven Boeing 787 aircraft are currently on ground awaiting engine maintenance from Rolls Royce. We are working closely with Rolls Royce in order to reduce the impact for the Company and our passengers, taking all the necessary measures to normalize our operations as soon as possible.

management discussion and analysis of FIRST Quarter 2018 Results

Total revenues in the first quarter 2018 totaled US$2,730.6 million, compared to US$2,477.5 million in the same period of 2017. This 10.2% increase was driven by a 10.1% and 16.6% growth in passenger and cargo revenue, respectively. Passenger and cargo revenues accounted for 84.9% and 10.8% of the total operating revenue of the quarter, respectively.

Passenger revenues increased 10.1% year-over-year in the first quarter as a result of a 7.0% increase in consolidated passenger unit revenue (RASK), while capacity rose 2.3% year-over-year. The passenger RASK increase was driven by a 6.2% yield growth, together with a load factor expansion of 0.6 p.p., thus reaching 85.3%. This yield growth was mainly driven by a strong pricing environment in the international long-haul routes from the SSC (to the US and Europe in particular), as well as a healthier demand in the Brazilian domestic market.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended March 31
	RASK			ASK		Load Factor
	(US cents)			(millions)
	1Q18	% Change (YoY)		1Q18	% Change (YoY)	1Q18	% Change (YoY)

Bussines Unit
Domestic SSC	7.3	4.0%		6,306	2.8%	83.6%	1.5 pp
Domestic Brazil	6.7	6.1	% *	9,249	1.9%	82.3%	0.1 pp
International	6.6	9.2%		20,064	3.4%	87.2%	0.5 pp
Total	6.5	7.0%		35,619	2.9%	85.3%	0.6 pp

*RASK in domestic Brazil  increased 8.7% measured in BRL excluding proportional margin contribution from Multiplus

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

The domestic operations of LATAM Airlines group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 19.2% of total passenger revenue in the quarter. Their consolidated capacity increased by 2.8% year-over-year, boosted by ASK increases across all markets with the exception of Argentina, as the Company allocated more backup airplanes in the latter in order to improve its service. Traffic measured in RPK rose 4.7%, while the consolidated load factor expanded by 1.5 p.p. to 83.6%. Revenues per ASK in USD increased 4.0% in the quarter, as a result of an overall healthier demand in the region.

In Brazil’s domestic passenger operation – which represented 25.7% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity for the second consecutive quarter, by 1.9% year-over-year, strengthening its connectivity especially from our Guarulhos and Brasilia hubs. On the other hand, traffic measured in RPK increased by 2.1% in the same period, thus expanding load factor by 0.1 p.p. to 82.3%. As a result, Revenues per ASK increased by 8.7% year-over-year in local currency (and by 6.1% in USD).

International passenger operations, which accounted for 55.1% of total passenger revenues, increased their consolidated capacity by 3.4% year-over-year in the quarter. International traffic rose 4.0%, with passenger load factors expanding by 0.5 p.p. to 87.2%. Consolidated RASK rose 9.2%, boosted mainly by routes from the Spanish Speaking Countries both to the US and Europe. Capacity increased for the second consecutive quarter in the routes from Brazil to the US, while maintaining RASK levels, as a result of a higher demand in those routes. Notably, demand and RASK kept improving in the regional flights, while capacity adjustments boosted RASK in the routes from Brazil to Europe and the SSC to the US and Europe.

Cargo revenues increased 16.6% in the quarter, reaching US$295.8 million, driven by a 7.1% increase in cargo yields, mainly due to a better demand environment, increased revenue management and a higher fuel surcharge. On the other hand, cargo load factors reached 54.8%, an improvement of 1.9 percentage points compared to the first quarter 2017. Imports from North America and Europe to Brazil showed an improvement in terms of revenues per ATKs, driven by higher imports of electronics and capital goods. Export markets are showing a recovery year-over-year driven mainly by salmon exports from Chile.

As a result, cargo revenues per ATK improved by 11.0% in comparison to the same quarter of the previous year, consolidating and further improving the positive trend shown since the beginning of last year. While cargo capacity, measured in ATKs, rose 5.0% in the first quarter of 2018.

Other revenues totaled US$116.7 million in the first quarter of 2018, a 0.7% decrease compared to the same period of last year. This year-over-year decline is due to accounting changes (IFRS-15) carried out this quarter.

Total operating expenses in the first quarter amounted to US$2,502.0 million, a 7.6% increase compared to the same period of 2017. This increase is mainly explained by US$122.8 million of higher fuel expenses, resulting from a 20.1% increase in the average price per gallon (excluding hedge) compared to the first quarter of 2017. However, cost per ASK excluding fuel costs increased by only 0.2% in the same period, as a result of the costs contention initiatives implemented during 2017, together with capacity increasing 2.9% year-over-year in the quarter. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 2.0%, explained by the 4.3% decline in the average headcount during the quarter. This was partially offset by the annual increase in unit salaries, mainly due to inflation adjustments as well as the 8.2% appreciation of the Chilean peso.

●	Fuel costs rose 20.6%, mainly as a result of the 20.1% increase in the average fuel price per gallon (excluding hedge) as compared to the first quarter of 2017. The latter was partially offset by fuel hedge gains recorded in the quarter which totaled US$6.5 million, compared to US$2.4 million fuel hedge gains for the same quarter of 2017. At the same time, the Company recognized a US$0.7 million gain related to foreign currency hedging contracts, compared to a US$2.9 million loss recognized in the same period of last year.

●	Commissions to agents decreased 2.5% due to an adjustment and simplification of the fare structure in the cargo business.

●	Depreciation and amortization decreased 0.3% due to fewer on-balance aircraft compared to the same period of 2017, as well as the positive impact of the 3.3% year-over-year depreciation of the Brazilian real in the quarter.

●	Other rental and landing fees increased 11.5%, mainly due to higher passenger and cargo operation as well as an increase in aeronautical rates due to inflation.

●	Passenger service expenses increased 7.3% driven by the 3.6% increase in the number of passengers transported during the quarter as well as higher costs related to passenger compensations.

●	Aircraft rentals decreased 9.7%, as a result of the reduction of 15 aircraft in our fleet under operating leases, offsetting the increase in the unit cost of rent as the Company has more modern aircraft under operating leases.

●	Maintenance expenses increased 19.3% as the Company recognized a reversal of a redelivery provision during the first quarter of 2017. Redelivery costs during first quarter 2018 amounted to US$5.4 million, in line with same period of last year.

Other operating expenses increased 9.2%, due to higher sales and distribution costs mainly related to the passenger reservation system as the Company is currently switching its Brazilian operation to Sabre.

Non-operating results

●	Interest income decreased by US$10.7 million year-over-year to US$12.2 million in first quarter 2018, as a result of lower interest rates in Brazil.

●	Interest expense decreased 10.0% to US$86.2 million in first quarter 2018, from US$95.8 million in the same period of 2017, mainly due to gross debt reduction of 9.3%.

●	Under Other income (expense), the Company registered a US$0.2 million net loss, including a US$0.8 million in foreign exchange gain. This compares to the US$48.9 million net gain in other income (expense) in the first quarter of 2017, which included a foreign exchange gain of US$35.4 million.

Net income in the first quarter amounted to US$93.9 million, an increase of US$28.3 million compared to the same period of 2017, mainly explained by a US$76.3 million increase in operating income. The latter was partially offset by a US$50.3 million decrease in the non-operating result compared to the same period of 2017.

LIQUIDITY AND FINANCING

At the end of the first quarter 2018, LATAM reported US$1,470 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$450 million of an undrawn revolving credit facility2 (RCF) line, which remained at the same level compared to the previous quarter. Thus, LATAM’s liquidity position amounted to 18.4% of the last twelve months’ net revenue by March 31, 2018.

Fleet commitments for 2018 amount to US$714 million, with approximately US$255 million accounting for capital expenditures. For 2019, expected fleet commitments amount to US$1,213 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

Additionally, LATAM expects to invest approximately US$650 million in non-fleet CAPEX in 2018, which includes intangible assets, fleet and non-fleet maintenance, expenditures in spare engines and fleet components, as well as expenses related to the retrofit of the Boeing 767s and 777s cabins. This number also includes the current implementation of our new Passenger Service System, switching our Brazilian operation to Sabre, which we expect to conclude in May 2018.

By the end of the quarter, LATAM´s adjusted net financial debt amounted to US$10.1 billion, a US$209.7 million reduction compared to the previous quarter, thus decreasing its leverage to 4.3x from 4.5x in December 2017. For the balance of 2018, the Company has roughly US$742 million in debt maturities.

Notably, in line with its on-going effort to reduce the exposure to foreign exchange variations, the Company further reduced TAM’s balance sheet mismatch between liabilities (denominated in USD) and assets (in BRL) to US$285 million, compared to US$805 million at the end of the fourth quarter 2017.

2 Subject to borrowing base availability

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while benefiting from fuel price reductions and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	2Q18	3Q18	4Q18	1Q19

Hedge positions
Estimated Fuel consumption	45%	44%	23%	3%
Brazilian reais operational exposure (US$ million)(1)	100	100	60	0

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

During the first quarter of 2018, LATAM took delivery of two Airbus A321 and returned one Boeing 767-300F. Moreover, the Company added one leased Airbus A330 to its fleet under a rental agreement with the Spanish airline Wamos Air, in order to mitigate the impact of fewer Boeing 787 aircraft available due to the extension of Rolls Royce’s engine maintenance program.

As of May 2018, LATAM had sold two Boeing 777-200F3 to Atlas Air, thus reducing its financial debt. As a result, our freighter fleet is now comprised by nine Boeing 767-300F.

For 2018, the Company has an order for 12 aircraft and it is also incorporating into its operation two Airbus A350 that were previously subleased to Qatar, one Airbus A320 previously classified as hold for sale, and one Boeing 767-300F which was subleased to a third party. LATAM also expects to convert one Boeing 767-300 from a passenger aircraft into a freighter and to return five aircraft during this period, therefore ending the year 2018 with an operating fleet of 318 aircraft.

For 2019, the Company expects the delivery of 14 new aircraft and to return eight. Additionally, it expects to convert two Boeing 767-300 from passenger aircraft into freighters, thus ending the year 2019 with an operating fleet of 324 aircraft.

In line with the above, fleet commitments for 2018 and 2019 amount to US$714 million and US$1,213 million, respectively.

3 Both Boeing 777-200F were classified as hold for sale.

By year end	2016	2017	2018E	2019E

Passenger Aircraft
Narrow Body
Airbus A319-100	48	46	46	46
Airbus A320-200	146	126	124	121
Airbus A320 Neo	2	4	10	14
Airbus A321-200	47	47	49	49
Airbus A321 Neo	—	—	2	6
TOTAL	243	223	231	236

Wide Body
Boeing 767-300	37	36	35	28
Airbus A350-900	7	5	9	13
Boeing 777-300 ER	10	10	9	9
Boeing 787-8	10	10	10	10
Boeing 787-9	12	14	14	16
TOTAL	76	75	77	76

Cargo Aircraft
Boeing 777-200F	2	—	—	—
Boeing 767-300F	8	9	10	12
TOTAL	10	9	10	12

TOTAL OPERATING FLEET	329	307	318	324

Subleases
Airbus A320-200	—	5	5	5
Airbus A350-900	—	2	—	—
Boeing 767-300F	3	1	—	—
TOTAL	3	8	5	5

TOTAL FLEET	332	315	323	329

Fleet Commitment (US$ million)	1,950	326	714	1,213

GUIDANCE

LATAM maintains its preliminary guidance for 2018 announced on January 4, estimating an operating margin for the full year 2018 in the range of 7.5% to 9.5% and a capacity growth for 2018 between 5.0% and 7.0%.

2018
Guidance

ASK Growth (Passenger)	Total Network	5% - 7%
	International	6% - 8%
	Brazil Domestic	2% - 4%
	SSC Domestic	6% - 8%

ATK Growth (Cargo)		1% - 3%

Operating Margin		7.5% - 9.5%

LATAM filed its quarterly financial statements for the three month period ended March 31, 2018 with the Comisión para el Mercado Financiero of Chile on May 8, 2018. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 137 destinations in 24 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 42.000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 311 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2018 (in thousands of US Dollars)

	For the three month period ended March 31

	2018	2017	% Change

REVENUE
Passenger	2,318,015	2,106,161	10.1%
Cargo	295,820	253,746	16.6%
Other	116,701	117,542	-0.7%
TOTAL OPERATING REVENUE	2,730,536	2,477,449	10.2%

EXPENSES
Wages and Benefits	-514,543	-525,218	-2.0%
Aircraft Fuel	-717,854	-595,031	20.6%
Comissions to Agents	-60,120	-61,692	-2.5%
Depreciation and Amortization	-251,460	-252,215	-0.3%
Other Rental and Landing Fees	-310,218	-278,219	11.5%
Passenger Services	-79,756	-74,316	7.3%
Aircraft Rentals	-135,761	-150,396	-9.7%
Aircraft Maintenance	-101,642	-85,186	19.3%
Other Operating Expenses	-330,646	-302,898	9.2%
TOTAL OPERATING EXPENSES	-2,502,000	-2,325,171	7.6%

OPERATING INCOME	228,536	152,278	50.1%
Operating Margin	8.4%	6.1%	2.2	pp

Interest Income	12,187	22,924	-46.8%
Interest Expense	-86,217	-95,788	-10.0%
Other Income (Expense)	-211	48,874	-100.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	154,295	128,288	20.3%
Income Taxes	-46,723	-53,488	-12.6%

INCOME BEFORE MINORITY INTEREST	107,572	74,800	43.8%

Attributable to:
Shareholders	93,889	65,557	43.2%
Minority Interest	13,683	9,243	48.0%

NET INCOME	93,889	65,557	43.2%
Net Margin	3.4%	2.6%	0.8	pp

Effective Tax Rate	-30.3%	-41.7%	11.4	pp
EBITDA	479,996	404,493	18.7%
EBITDA Margin	17.6%	16.3%	1.3	pp.

EBITDAR	615,757	554,889	11.0%
EBITDAR Margin	22.6%	22.4%	0.2	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2018	2017	% Change

System
Operating Revenues per ASK (US Cent)	7.7	7.2	7.1%
Costs per ASK (US Cent)	7.0	6.7	4.6%
Costs per ASK ex fuel (US Cents)	5.0	5.0	0.2%
Fuel Gallons Consumed (millions)	297.2	292.8	1.5%
Fuel Gallons Consumed per 1,000 ASKs	8.3	8.5	-1.4%
Fuel Price (with hedge) (US$ per gallon)	2.4	2.0	19.6%
Fuel Price (without hedge) (US$ per gallon)	2.4	2.0	20.1%
Average Trip Length (km)	1,757.8	1,757.6	0.0%
Total Number of Employees (average)	43,077	45,032	-4.3%
Total Number of Employees (end of the period)	42,977	44,565	-3.6%

Passenger
ASKs (millions)	35,619	34,613	2.9%
RPKs (millions)	30,384	29,325	3.6%
Passengers Transported (thousands)	17,286	16,685	3.6%
Load Factor (based on ASKs) %	85.3%	84.7%	0.6	pp
Yield based on RPKs (US Cents)	7.6	7.2	6.2%
Revenues per ASK (US cents)	6.5	6.1	7.0%

Cargo
ATKs (millions)	1,610	1,533	5.0%
RTKs (millions)	882	810	8.8%
Tons Transported (thousands)	225	213	5.6%
Load Factor (based on ATKs) %	54.8%	52.9%	1.9	pp
Yield based on RTKs (US Cents)	33.5	31.3	7.1%
Revenues per ATK (US Cents)	18.4	16.6	11.0%

Note: As of 4Q17, we changed the way we report CASK, using only passenger ASKs. Comparable historical information is available on our website. Cost per ASK is not comparable with other operators that do not have cargo operations

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2018	2017

Assets:

Cash, and cash equivalents	814,230	1,142,004
Other financial assets	769,605	559,919
Other non-financial assets	276,497	221,188
Trade and other accounts receivable	1,291,933	1,214,050
Accounts receivable from related entities	2,284	2,582
Inventories	267,329	236,666
Tax assets	82,433	77,987
Non-current assets and disposal groups held for sale	140,586	291,103
Total current assets	3,644,897	3,745,499

Other financial assets	88,526	88,090
Other non-financial assets	219,290	220,807
Accounts receivable	6,499	6,891
Intangible assets other than goodwill	1,614,703	1,617,247
Goodwill	2,665,212	2,672,550
Property, plant and equipment	10,055,224	10,065,335
Tax assets	16,932	17,532
Deferred tax assets	376,822	364,021
Total non- current assets	15,043,208	15,052,473

Total assets	18,688,105	18,797,972

Liabilities and shareholders’ equity:

Other financial liabilities	1,299,350	1,300,949
Trade and other accounts payables	1,673,944	1,695,202
Accounts payable to related entities	513	760
Other provisions	2,922	2,783
Tax liabilities	4,302	3,511
Other non-financial liabilities	2,936,754	2,823,963
Liabilities included in disposal groups classified as held for sale	20,819	15,546
Total current liabilities	5,938,604	5,842,714

Other financial liabilities	6,348,814	6,605,508
Accounts payable	481,586	498,832
Other provisions	385,279	374,593
Deferred tax liabilities	961,978	949,697
Employee benefits	113,175	101,087
Other non-financial liabilities	141,889	158,305
Total non-current liabilities	8,432,721	8,688,022

Total liabilities	14,371,325	14,530,736

Share capital	3,146,265	3,146,265
Retained earnings	531,291	475,118
Treasury Shares	(178)	(178)
Other reserves	546,331	554,884
Equity attributable to the parent company’s equity holders	4,223,709	4,176,089
Minority interest	93,071	91,147

Total net equity	4,316,780	4,267,236

Total liabilities and equity	18,688,105	18,797,972

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31, 2018	As of March 31, 2017

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,698,081	2,517,712
Other cash receipts from operating activities	25,539	13,134

Payments for operating activities
Payments to suppliers for goods and services	(1,743,238)	(1,757,772)
Payments to and on behalf of employees	(559,714)	(496,577)
Other payments for operating activities	(76,643)	(63,648)
Income Taxes refunded (paid)	(11,796)	(18,803)
Other cash inflows (outflows)	(6,322)	(26,201)

Net cash flows from operating activities	325,907	167,845

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	—	—
Other cash receipts from sales of equity or debt instruments of other entities	903,496	742,456
Other payments to acquire equity or debt instruments of other entities	(1,083,699)	(719,884)
Amounts raised from sale of property, plant and equipment	107,129	1,481
Purchases of property, plant and equipment	(178,566)	(67,137)
Amounts raised from sale of intangible assets	—	—
Purchases of intangible assets	(19,911)	(18,537)
Interest Received	3,790	5,676
Other cash inflows (outflows)	11,731	(1,697)

Net cash flows used in investing activities	(256,030)	(57,642)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	—	—
Amounts raised from long-term loans	5,004	49,726
Amounts raised from short-term loans	80,000	100,000
Loans repayment	(200,841)	(288,228)
Payments of finance lease liabilities	(184,144)	(84,487)
Dividends paid	(9,716)	(11,796)
Interest paid	(60,577)	(63,913)
Other cash inflows (outflows)	(2,449)	80,581

Net cash flows from (used in) financing activities	(372,723)	(218,117)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(302,846)	(107,914)
Effects of variations in the exchange rate on cash and equivalents	(24,928)	11,739
Net increase (decrease) in cash and cash equivalents	(327,774)	(96,175)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,142,004	949,327

CASH AND CASH EQUIVALENTS AT END OF PERIOD	814,230	853,152

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2018	2017

Total Assets	18,688,105	18,797,972
Total Liabilities	14,371,325	14,530,736
Total Equity*	4,316,780	4,267,236
Total Liabilities and Shareholders equity	18,688,105	18,797,972

Debt
Current and long term portion of loans from financial institutions	5,852,063	6,782,135
Current and long term portion of obligations under capital leases	1,788,247	1,109,505
Other liabilities current and long term portion	0	0
Total Gross Debt	7,640,310	7,891,640
Cash and cash equivalents	-1,470,141	-1,614,236
Total Net Debt	6,170,169	6,277,404
Plus: 7 x last twelve months’aircraft rent	3,954,419	4,056,864
Adjusted Net Debt	10,124,588	10,334,268

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2018	2017

Cash and Equivalents as % of LTM revenues	14.1%	15.9%

Adjusted Gross Debt (US$ thousands)	11,594,729	11,948,504
Adjusted Gross Debt / EBITDAR (LTM)	4.9	5.2

Adjusted Net Debt (US$ thousands)	10,124,588	10,334,268
Adjusted Net Debt / EBITDAR (LTM)	4.3	4.5

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2018
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	37	90	127
Airbus A320- Neo	3	1	4
Airbus A321-200	19	30	49
Airbus A330-900	1	—	1
Airbus A350-900	2	3	5
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	93	209	302

Cargo Aircraft
Boeing 767-300F	1	8	9
TOTAL	1	8	9

TOTAL OPERATING FLEET	94	217	311

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	—	2	2
TOTAL SUBLEASES	—	7	7

TOTAL FLEET	94	224	318

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer